Pharma-Bio Serv, Inc.
Sardinera Beach Building Suite 2
Marginal Costa de Oro
Dorado, Puerto Rico 00646

September 6, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:	Karen J. Garnett, Esq.
Assistant Director

Re:	Pharma-Bio Serv, Inc.
Registration Statement on Form SB-2
File No. 333-132847

Ladies and Gentlemen:

Pharma-Bio Serv, Inc. (the “Company”), is filing amendment No. 3 to the captioned registration statement on Form SB-2 in response to the questions raised by the Commission in its letter of comments dated July 28, 2006. Set forth below is the Company’s response to Commission’s comments.

General

1.
Please file and submit, with your next amendment, a copy of the amendment that is marked to show changes from the prior amendment. This will greatly expedite our review. Refer to Rule 472(a) of the Securities Act of 1933.

We have two marked copies of Amendment No. 3 sent by FedEx to Amanda McManus at Mail Stop 4561.

2.
We have read your response to our prior comment number 1 and your revised disclosure; however, we continue to believe that you should state a fixed price at which shareholders will sell their shares prior to the development of a public trading market, as required by Item 501(a)(9)(ix) of Regulation S-B. Please revise your disclosure further to state the price at which shareholders will sell their shares prior to a public market developing.

In response to the comment from the staff, the language on the prospectus cover page and in the section “ Plan of Distribution” have been revised to state that the selling stockholder “will” sell shares in the range of $1.00 to $2.00. We note that Comment 1 in the staff’s prior letter expressly referred to a price range.

Registration Statement Fee Table

3.
Please tell us the specific provision in Rule 457 that you relied upon to determine that the filing fee for shares underlying the warrants should be based on the average exercise price of the warrants. Revise the footnote to the fee table to identify the provision and to provide specific details about how you calculated the filing fee.

The registration fee chart has been revised to reflect the offering price at $2.00 per share, and the registrant will pay the additional fee.

Prospectus Summary, page 3

Securities and Exchange Commission
September 6, 2006

Our Business, page 3

4.
Please provide independent third party support for the reference to your “favorable market reputation and brand name” in the second paragraph under this heading, or revise the disclosure to clarify that this characterization is management’s belief.

The language has been deleted.

5.	We have reviewed your response to our prior comment number 8. Please revise to explain what type of consulting services Lawrence Consulting provided.

Language has been included to give a more detailed description of Lawrence’s business before the acquisition of Plaza.

6.
We note your response to our prior comment number 10. It still appears, however, that your reference to “us” in the first sentence of the sixth paragraph on page 3 refers to Lawrence Consulting Group. Please revise or advise.

The word “us,” in the first sentence of the sixth paragraph on Page 3 was changed to “Lawrence.”

Issuance of Securities to the Selling Stockholders, page 4

7.	We note your response to our prior comment number 16; however, we are unable to locate any disclosure of the conversion ratio for the Series A preferred stock. Please revise or advise.

We have included the conversion rate of 13.616 shares of common stock for each share of series A preferred stock in the third paragraph under “Sale of Securities to the Selling Stockholders.”

Risk Factors, page 6

8.
We have read your response to our prior comment number 19; however, we continue to believe that your change in tax status should be disclosed as a risk to investors. In particular, although the change in tax status has already occurred, please highlight the fact that your prior operations may not be indicative of future results due to your increased tax liability. Please include a risk factor that quantifies the increased tax rate and clearly indicates when the new tax rate took effect.

We have added a risk factor entitled “Because we are now required to pay income tax, our past operations, which do not reflect income tax, may not be indicative of our future results” to describe this risk.

Selling Stockholders, page 14

9.
We note your response to prior comment 29. Please revise LDP Family Partnership’s ownership amount in the table to include the 240,000 shares owned by Krovim LLC. It appears that LDP Family Partnership beneficially owns those shares as a result of the relationship between its general partner and the managing member of Krovim LLC. We do not object to disclosure in the footnote indicating that Ms. Perlysky disclaims beneficial ownership of those shares, however, the shares should be included in the table.

Securities and Exchange Commission
September 6, 2006

We have revised the Selling Stockholders’ table to include the 240,000 shares owned by Krovim LLC.

10.
We note disclosure on page 17 indicating that you paid San Juan Holdings in shares and warrants for investment banking services provided to Plaza and Elizabeth Plaza. Please describe these services in more detail and tell us why you did not include the payment of San Juan’s fees in the compensation table on page 32 as compensation to Elizabeth Plaza, who received the investment banking services.

The fees paid to San Juan Holdings do not constitute compensation to Ms. Plaza. San Juan Holdings was engaged by both Plaza and Ms. Plaza; however, the principal purpose of the engagement was to enable Ms. Plaza to sell her equity in Plaza on the best possible terms. Ms. Plaza was not concerned with the form of the transaction, only whether the price was acceptable. Ms. Plaza would have preferred, if possible, to sell her Plaza stock for an all cash payment, and a payment in range of $19 million would have been readily accepted. However, San Juan Holdings was not able to negotiate an all-cash sale, and the sale reflected in the reverse acquisition reflects the best terms that were available. San Juan Holdings negotiated on behalf of Ms. Plaza, who was clearly the party in interest. In exchange for its services to Ms. Plaza, San Juan Holdings was to receive a portion of the consideration that was payable for the stock of the Plaza. The total consideration paid for the stock of Plaza was $10,000,000 in cash, deferred payments of $8,250,000, 1,750,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock. Of this consideration, the cash and deferred payments and 1,150,000 of the shares were issued to Ms. Plaza and 600,000 shares plus the warrants to purchase 2,500,000 shares were issued to San Juan Holdings. Thus, the compensation payable to San Juan Holdings, does not represent any compensation to Ms. Plaza.

Plan of Distribution, page 16

11.
We note your response to our prior comment number 30. Please tell us why you believe that the selling stockholders who are employees of broker dealers are not affiliates of broker dealers. In addition, for each selling stockholder who is an affiliate of a broker dealer please disclose that: the selling stockholder purchased the shares in the ordinary course; at the time of purchasing the securities to be resold, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you are unable to make the above representations, please identify each selling shareholder that is an affiliate of a broker dealer as an underwriter.

We have included language to name the two employees of broker-dealers and the representation that they purchased their shares in the ordinary course and, at the time of purchasing the securities they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Securities and Exchange Commission
September 6, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

12.
We have reviewed your response to prior comment 31. We do not see the language you indicated has been included in the Overview section. Please tell us the language you plan to add and where specifically in the filing such language has been or will be added.

We have included that language dealing with seasonality and the potential time lag between the completion of one project and the commencement of another project in the “Overview” section of the MD&A.

13.
We note your response to prior comment 39. The change in your tax status appears to be a trend or uncertainty that could have a material impact on your income and liquidity. Please revise the Overview section to include a discussion of this change and the impact that management expects the new tax status will have on your financial condition. Refer to Item 303(b)(l) of Regulation S-B.

We have included as footnote (1) to the table showing the results of operations which both discloses the change in tax structure and the effect on net income if we had been subject to income taxes.

Business, page 27

Principal Customers, page 29

14.
We have reviewed your response to our prior comment number 43. Any contract upon which your business is substantially dependent, such as contracts with principal customers, must be filed as exhibits to the registration statement, as required by Item 601(b)(l0) of Regulation S-B. Please file each of your agreements with Customers A, B, and C as exhibits to your registration statement.

We do not believe that the contract details are material to an understanding of our business. We provide consulting services, and the contracts with these three clients provide for our employees to perform services relating to our clients’ compliance with FDA regulations. In order to give an understanding of the nature of our contracts, we are filing a form of the agreements as exhibit 10.12. We believe that, although there may be differences in certain of the terms of the contract, the form of contract that we are filing provides information relating to the nature of our services.

We have identified our principal customers by letter rather than by name because we are bound by confidentiality agreements with our three principal customers (the “Principal Customers”) which prohibit the disclosure of the existence and terms of the Agreements, including the name of the Principal Customer. Section 14(l) of the form of agreement contains the relevant prohibition. In addition, one of the Principal Customers also prohibits the disclosure of the existence and terms of the agreement in any governmental filings.

Disclosure of the existence and terms of the Agreements may not only subject us to lawsuits by the Principal Customers for breach of contract but may result in the termination of our relationship with one or more of the Principal Customers. .

In fact, our customers have expressly told us that disclosure would result in the termination, not just of the agreement, but of the relationship. The termination of any of the Agreements and the termination of the customer’s relationship could significantly impact our business and may force us to reduce and/or curtail our business operations. We have developed our business over a period of years, during which time we developed a good relationship with our customers, not only because of the quality of our work, but because of our integrity. We do not trade on our customers’ identity, but on the quality of our work. The knowledge that, in a highly competitive field such as the pharmaceutical industry, we will honor our customers’ need for secrecy is one of our selling points. Since our business is located in Puerto Rico the loss of a major customer would have a material adverse effect upon our prospects. Further, the identity of the Principal Customers and the terms of the Agreements, if disclosed, would harm our competitive position and significantly impair the Company’s business. We may be unable to negotiate agreements with other pharmaceutical companies who typically request that their identities be kept confidential.

As noted above, disclosure in breach of our contractual obligations could result in litigation for breach of contract. Litigation against us, even if it were unsuccessful, would be time consuming and costly and divert management’s attention and resources, and would highlight the fact that we would not be able to honor their confidentiality requirements. Litigation is subject to inherent uncertainties, and an adverse result may harm our business and cause us to curtail its business.

In addition the disclosure of the identities of our customers could give our competitors an unfair advantage. Such disclosure may cause our competitors, especially those that are private companies, to approach our customers in an attempt to offer their services to the Principal Customers, which may result in the failure of the Principal Customers to enter into new agreements or extend the term on the existing agreements with us. . The loss or any one or more of our Principal Customers may cause us to cease or substantially curtail our operations, resulting in a loss in the investment by its existing shareholders.

In view of the foregoing, we do not believe that the disclosure of the identities of the Principal Customers or the filing of the contracts would be in the interest of the public investors and that such disclosure may hurt, rather than help, the public investors.

Financial Statements

Statements of Income, page F-4

15.
We note that your weighted average shares outstanding - diluted and diluted earnings per common share as reported here appear inconsistent with the amounts reported in your Form l0-QSB for the period ended April 30, 2006 at pages 4, 10 and 27. Please advise us as to this difference or revise accordingly.

Based on the reverse accounting treatment, the number shares of common stock outstanding for purpose of determining primary earning per share, for all periods through the closing date, January 25, 2006, is 1,750,000 shares, representing (i) the shares that were issued to Elizabeth Plaza (1,150,000) plus (ii) the shares that were issued to San Juan Holdings (600,000). We believe the San Juan Holdings shares should be included in the outstanding shares even though San Juan Holdings was not a

Securities and Exchange Commission
September 6, 2006

stockholder of Plaza prior to the reverse acquisition. San Juan Holdings was engaged by both Plaza and Ms. Plaza; however, the principal purpose of the engagement was to enable Ms. Plaza to sell her equity in Plaza on the best possible terms. Ms. Plaza was not concerned with the form of the transaction, only whether the price was acceptable. Ms. Plaza would have preferred, if possible, to sell her Plaza stock for an all cash payment, and a payment in range of $19 million would have been readily accepted. However, San Juan Holdings was not able to negotiate an all-cash sale, and the sale reflected in the reverse acquisition reflects the best terms that were available. San Juan Holdings negotiated on behalf of Ms. Plaza, who was clearly the party in interest. In exchange for its services to Ms. Plaza, San Juan Holdings was to receive a portion of the consideration that was payable for the stock of the Plaza. The total consideration paid for the stock of Plaza was $10,000,000 in cash, deferred payments of $8,250,000, 1,750,000 shares of common stock and warrants to purchase 2,500,000 shares of common stock. Of this consideration, the cash and deferred payments and 1,150,000 of the shares were issued to Ms. Plaza and 600,000 shares plus the warrants to purchase 2,500,000 shares were issued to San Juan Holdings. Under reverse merger accounting, all of the securities issued to Ms. Plaza and San Juan Holdings are treated as outstanding for all periods presented. We believe that this accounting treatment is consistent with FASB 141.

Based on the foregoing analysis, the number of shares outstanding for basic earnings per share is the 1,750,000 shares issued to Ms. Plaza and San Juan Holdings. For determining the number of additional shares outstanding in computing diluted earnings per share we use the treasury stock method for determining the number of shares of common stock deemed to be outstanding. This computation is determined as follows:

From exercise of San Juan Holdings Warrants:
Proceeds from exercise of San Juan Holdings Warrants	2,500,000	$0.06	$150,000
Number of Shares Issued			2,500,000
Number of Shares assumed to be reacquired			204,248
Number of Shares assumed issued and not reacquired			2,295,752

From exercise of options of Plaza key employees:
Proceeds from exercise of stock options	776,186	$0.7344	$570,031
Number of Shares Issued			776,186
Number of Shares assumed to be reacquired			776,186
Number of Shares assumed issued and not reacquired			--

The Form 10-QSB for the first and second quarters will be revised to reflect this computation of outstanding shares.

On the January 25, 2006, we completed the private placement of 47 units, each unit consisting of 25,000 shares of series A preferred stock, warrants to purchase 85,100 shares of common stock at $1.10 per share and warrants to purchase 85,100 shares of common stock at $1.65 per share. In the private placement, we issued an aggregate of 1,175,000 shares of series A preferred stock, which were convertible into 15,998,800 shares of common stock, and warrants to purchase 3,999,700 shares of common stock at $1.10 per share, and warrants to purchase 3,999,700 shares of common stock at $1.65 per share.

Securities and Exchange Commission
September 6, 2006

On April 25, 2006, the series A preferred stock was automatically converted into 15,988,800 shares of common stock. The 15,988,800 shares are included in computing diluted earning per share from January 25, 2006 to April 24, 2006, and in computing basic earnings per share commencing April 25, 2006.

The shares issuable upon exercise of the warrants are included in computing diluted earnings per share from January 25, 2006, using the treasury stock method.

Consolidated Statement of Changes in Stockholders’ Equity page F-6

16.
We have reviewed your response to prior comment 60. It does not appear that you have recognized any expense related to the issuance of the warrants to purchase common stock at 5.06 per share, but rather that all such amounts have been recorded directly to stockholders’ equity. Please tell us the following:

a)	Your basis for determining the value of the 1,600,000 warrants issued in 2004;

b)	The purpose for issuing the 1,600,000 warrants in 2004 and the 2,500,000 warrants to San. Juan Holdings in 2005, including whether such warrants were issued in exchange for goods or services;

c)	How you plan to account for any changes in fair value of the warrants;

d)	Your basis for recording the value of these warrants at issuance directly to stockholders’ equity.

In responding to each point raised, please include references to the specific authoritative accounting literature you relied on in reaching your conclusions.

a)  In January 2004, Lawrence Consulting Group, Inc., sold 400,000 shares of common stock and warrants to purchase an additional 1,600,000 shares of common stock at an exercise price of $.06 per share, to its founders, for a total consideration of $1,000. Lawrence believed that the purchase price paid reflects the fair value at that time.

b)  See our response to (a) with respect to the issuance of the warrants in 2004. The 2,500,000 warrants issued to San Juan Holdings in 2006 were issued in consideration for services rendered by San Juan Holdings to Ms. Plaza in negotiating and assisting in the completion of the sale of Ms. Plaza’s shares by means of the reverse acquisition. The fair value of the stock and warrants were treated as costs of the acquisition and were charged to capital.

c)  There were no changes in the fair value of the warrants. The warrants issued in 2006 were valued at their intrinsic value, which is the difference between $.7344, which is the value of the common stock on the closing date, and the exercise price of the warrants, $.06 per share. This amount is treated as a charge to additional paid-in capital. There was no change in the accounting treatment of the warrants issued in 2004, since those warrants were outstanding for the entire period and were not affected by, or issued in connection with the reverse acquisition.

Securities and Exchange Commission
September 6, 2006

d)  The value of the warrants to purchase 2,500,000 shares of common stock at $.06 per share, were a cost of the transaction, which is properly charged against stockholders’ equity.

Both SFAS 141 and EITF 99-12 provide that securities issued to consummate a business combination should be valued at market. Since there was no public market for the Company’s securities, the Company valued the common stock based on the most recent transaction with unrelated parties, which was the private placement that was completed contemporaneously with the acquisition closing. The Company used a per share value of $.7344, which was determined by dividing the purchase price of the series A preferred stock that was issued to the investors ($11,750,000) by the number of shares of common stock that were issued on conversion of the series A preferred stock (15,998,800). That value was used in determining the value of the warrants issued to San Juan Holdings and in determining the value of the common stock that was issued to Ms. Plaza for the acquisition of her shares of Plaza common stock in the reverse merger.

Note A — Organization and Summary of Significant Accounting Policies

Reverse Acquisition, page F-7

17.
We have reviewed your responses to prior comments 63, 64 and 65. Please revise your disclosure to clarify both the legal and accounting form of the transaction, to identify both the accounting and legal acquirers in the transaction, to clarify that the historical financial statements are those of the accounting acquirer and to explain the change in capital structure that resulted from the transaction.

Note A has been revised to state that the legal acquirer is Lawrence but the accounting acquirer is Plaza and to clarify that the historical financial statements are those of the accounting acquirer. The statements of stockholders’ equity includes the following changes to stockholders’ equity.

a.
The common stock was reclassified, with 50,000 shares of common stock, par value $.02 per share, of Plaza that were outstanding at January 25, 2005 being cancelled, and the 551,800 shares of common stock, par value $.0001 per share, of Pharma-Bio(then known as Lawrence), after giving effect to the two-for-one stock distribution, being treated as issued and outstanding.

b.	As part of the reclassification of equity, the outstanding Lawrence warrants to purchase 1,600,000 shares of common stock were treated as outstanding.

c.	The following issuances are reflected:

i.	The issuance of 1,750,000 shares of common stock pursuant to the reverse merger agreement.

ii.	The issuance of 1,175,000 shares of preferred stock in the private placement.

iii.	The issuance of warrants to purchase 2,500,000 shares of common stock.

Securities and Exchange Commission
September 6, 2006

d.	Upon the automatic conversion of the series A preferred stock, the issuance of 15,998,800 shares of common stock and the elimination of the 1,175,000 shares of series A preferred stock were recorded.

e.	The issuance of an additional 14,401 shares of common stock as a result of the Company’s failure to file a registration statement in a timely manner was recorded.

f.	Capital payments amounting to $18,371,771.

18.	We have reviewed your response to prior comment 66. Please provide the following additional information:

a)
With regard to the shares issued to San Juan Holdings, who it appears was not previously a shareholder of Plaza, please tell us for what purpose such shares were issued and whether they represent compensation and/or transaction costs. Based on the nature of this share issuance, please tell us how you determined it was appropriate to record the value of such shares directly to equity. We note your disclosure at pages 17 and F-6 that such shares were issued in consideration for investment banking services received;

b)
How you determined that the $10 million paid and three payments of $2.75 million to be made in the future to Elizabeth Plaza constitute the purchase price of her stock. In your response, please tell us how you considered the shares of Pharma-Bio issued to Elizabeth Plaza and her ongoing interest in Pharma-Bio in determining the additional value of her shares to be paid to her in cash. Also specifically address how you determined the total value of her shares.

In responding to each of the points above, please include reference to the accounting literature that you relied on in reaching your conclusions.

a)  As discussed in our response to comments 10 and 15, San Juan Holdings received for its investment banking services which benefited Ms. Plaza, a portion of the total consideration that was payable with respect to the purchase price of Plaza and constitute a cost of the transaction, and were thereby charged against equity. The services solely benefited Ms. Plaza in that they enabled her to sell her shares of Plaza stock on the best available terms. The engagement was to enable Ms. Plaza to sell her shares, and the vehicle for doing that was the reverse acquisition. The money that was raised was raised to pay the cash portion of the purchase price to her. In fact, the net proceeds from the financing were almost exactly the amount need to make the payment to Ms. Plaza.

b)  The agreement between Plaza, Lawrence, Plaza Acquisition Corp. (a wholly-owned subsidiary of Lawrence) and Ms. Plaza provided that the purchase price for her stock is the $10,000,000 cash payment, the three deferred payments each in the amount of $2,750,000, and the 1,150,000 shares. Ms. Plaza pays tax based on that purchase price. The shares of common stock were valued at $.7344 per share, as discussed in the response to comment 16. The securities issued to San Juan Holdings, which may be deemed to be both income and an offsetting deduction (as a cost of the transaction) to Ms. Plaza, are a cost of the transaction.

Although Ms. Plaza continued to have a controlling position in the Company immediately after the acquisition, this position resulted from the fact that the Company did not have sufficient common stock to enable the investors to receive common stock. After the conversion of the preferred stock, Ms. Plaza’s equity in the Company significantly decreased to 6.3%, which would have been her percentage interest if the investors had received common stock immediately.

Securities and Exchange Commission
September 6, 2006

Income Per Share of Common Stock, page F-11

19.
We note your disclosure that the stock warrants issued to San Juan Holdings, the investment banker, and to Ms. Plaza as a result of the reverse acquisition were deemed to be outstanding through all periods prior to the transaction. However, per Exhibit A to your response letter, It appears the shares issued to Ms. Plaza were only included for purposes of diluted EPS from January 25, 2006 and forward. Please explain this to us or revise accordingly. In addition, please tell us why you have included the shares and warrants issued to San Juan Holdings that do not represent merger consideration as being outstanding for all periods.

The shares and warrants issued to San Juan Holdings are deemed outstanding for all periods presented for the reasons discussed above.

Note I — Stock Options, page F-18

20.
We note your disclosure at page 19 that 1,687,500 options are outstanding under approved plans as of April 30, 2006. We also note that as of January 31, 2006, there were 1,475,000 options outstanding. Please revise to disclose the additional options issued during the most recent quarter.

Note I has been updated to reflect the additional options that were granted.

Part II

Item 26. Recent Sales of Unregistered Securities,_page II-2

21.	We note that you are relying on Section 4(2) and Rule 506 for the private placement in January 2006. Please tell us how you identified or solicited the purchasers in the private placement.

For the information of the staff, the investors were solicited by Mr. Dov Perlysky, who was the sole officer and director of Lawrence, and certain broker-dealers who participated in the private placement as selling agents. One of these broker-dealers was RD Capital Group, Inc., an affiliate of San Juan Holdings. All of the solicited investors were previously known to Mr. Perlysky or to the applicable broker-dealer, because of a previous business or personal relationship. Of the 117 potential accredited investors who were solicited, 43 purchased securities in this private placement and the remaining 74 did not purchase any securities.

22.
Please expand your discussion in paragraph number 2 at the top of page 11-3 to further specify the exemption from registration upon which you are relying. Section 3(b) of the Securities Act of 1933 grants the authority for the Commission to create exemptions for offerings not exceeding $5,000,000; however, your disclosure should note the specific exemption relied upon, such as Regulation A, Regulation D or Rule 701.

Securities and Exchange Commission
September 6, 2006

Item 26 has been revised to state that the exemption relied upon was Rule 504.

Item 26. Exhibits

23.
We have reviewed the form of legal opinion set forth as Exhibit 5.1. Because many of the shares being sold in this offering have already been issued to the selling shareholders, the statement that the shares “will be, when issued in the manner described in the Registration Statement” validly issued does not appear to be appropriate. Please provide a revised opinion that does not include this qualifying language.

Since the registration statement relates to both outstanding shares and shares issuable upon exercise of the warrants, the opinion has been revised to state that the “outstanding shares of common stock being sold pursuant to the Registration Statement are, and the shares of common stock being sold pursuant to the Registration Statement upon exercise of the warrants as described in the Registration Statement will be, when issued upon exercise of the warrants, duly authorized, legally and validly issued, fully paid and non-assessable.”

Very truly yours,
s/ Manuel O. Morera
Manuel O. Morera
Chief Financial Officer